gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

May 8, 2007

Via Federal Express

Mail Stop 3720

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

JPG Associates, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment Four

File No.: 333-139991

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of JPG Associates, Inc.  The paragraph numbers below correspond to the numbered comments in your May 7, 2007 letter of comment.

Prospectus Cover Page

1.

We have revised the second paragraph to indicate that the Selling Shareholders are deemed to be underwriters.

2.

We have deleted the last part of the first paragraph as requested.

General

3.

Our March 31, 2007 financials are not yet available.  We will file Acceleration Request since audited financials become stale on or about May 14, 2007.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

JPG Associates, Inc.

Mantyla McReynolds LLC